

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2024

Robert R. McEwen
Chief Executive Officer
McEwen Mining Inc.
150 King Street West, Suite 2800
Toronto, Ontario
Canada M5H 1J9

>   **Re: McEwen Mining Inc.**
>   **Registration Statement on Form S-4**
>   **Filed August 23, 2024**
>   **File No. 333-281729**

Dear Robert R. McEwen:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Purcell at 202-551-5351 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: George Hagerty